NEWS RELEASE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS
24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)


06018402

Tuesday, 31 October 2006

INDOFOOD'S NINE MONTHS FINANCIAL RESULTS ENDED SEPTEMBER 30, 2006

Indofood Continues to Record Significant Sales Growth and Net Income

The attached press release was released yesterday in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan
Head of Investor Relations
Tel: (62-21) 522 8822 ext. 253

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

INDOFOOD'S NINE MONTHS FINANCIAL RESULTS ENDED SEPTEMBER 30, 2006

Indofood Continues to Record Significant Sales Growth and Net Income

Jakarta – 31 October 2006 - PT. Indofood Sukses Makmur Tbk. ("Indofood") today reported net sales of Rp16.0 trillion and net income of Rp506.1 billion for the nine months ended September 30, 2006.

"Our focus in revamping our distribution system and implementing continuous cost efficiency programs throughout the organization has shown very positive results", said Anthoni Salim, Indofood's President Director and CEO. "Net sales grew by 18.5% (YoY) over the same period last year, and net income improved significantly to Rp506.1 billion from Rp42.2 billion in 2005 (9 Mos)".

The Strategic Business Groups ("SBG") continued recording sustainable sales growths. Consumer Branded Products SBG, including Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings Divisions; Bogasari SBG; Edible Oils & Fats SBG; and Distribution SBG posted sales growths of 25.6%, 14.9%, 8.1% and 32.2% respectively.

Gross and EBIT margins were 23.6% and 9.2% in 9M06, compared to 24.4% and 9.7% in 9M05. The declines were largely due to higher raw material and fuel costs , as well increases in selling and general administrative expenses. The improvement in net income resulted from strong sales and lower financing charges.

Gross and net gearing ratios slightly improved to 1.53 times and 1.13 times (31 December 2005: 1.59 times and 1.36 times).

"We believe these positive trends will continue in the fourth quarter of 2006", said Anthoni Salim.

THE BOARD OF DIRECTORS
PT. INDOFOOD SUKSES MAKMUR Tbk.


NEWS
RELEASE

FIRST PACIFIC
FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS
24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

FPC Exemption No. (82-836)

Tuesday, 31 October 2006

INDOFOOD'S NINE MONTHS FINANCIAL RESULTS ENDED SEPTEMBER 30, 2006

Indofood Continues to Record Significant Sales Growth and Net Income

The attached press release was released yesterday in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan — Tel: (62-21) 522 8822 ext. 253
Head of Investor Relations

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

INDOFOOD'S NINE MONTHS FINANCIAL RESULTS ENDED SEPTEMBER 30, 2006

Indofood Continues to Record Significant Sales Growth and Net Income

Jakarta – 31 October 2006 - PT. Indofood Sukses Makmur Tbk. ("Indofood") today reported net sales of Rp16.0 trillion and net income of Rp506.1 billion for the nine months ended September 30, 2006.

"Our focus in revamping our distribution system and implementing continuous cost efficiency programs throughout the organization has shown very positive results", said Anthoni Salim, Indofood's President Director and CEO. "Net sales grew by 18.5% (YoY) over the same period last year, and net income improved significantly to Rp506.1 billion from Rp42.2 billion in 2005 (9 Mos)".

The Strategic Business Groups ("SBG") continued recording sustainable sales growths. Consumer Branded Products SBG, including Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings Divisions; Bogasari SBG; Edible Oils & Fats SBG; and Distribution SBG posted sales growths of 25.6%, 14.9%, 8.1% and 32.2% respectively.

Gross and EBIT margins were 23.6% and 9.2% in 9M06, compared to 24.4% and 9.7% in 9M05. The declines were largely due to higher raw material and fuel costs , as well increases in selling and general administrative expenses. The improvement in net income resulted from strong sales and lower financing charges.

Gross and net gearing ratios slightly improved to 1.53 times and 1.13 times (31 December 2005:1.59 times and 1.36 times).

"We believe these positive trends will continue in the fourth quarter of 2006", said Anthoni Salim.

THE BOARD OF DIRECTORS
PT. INDOFOOD SUKSES MAKMUR Tbk.

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

GEDUNG ARIOBIMO SENTRAL, 12th Floor, Jl. HR Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 21) 5228822 Fax : 5226014/5225960

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2006	2005
	Rp	Rp
CURRENT ASSETS		
Cash and cash equivalents	1,892,256,039	944,109,872
Short-term investments	529,862,369	408,427,553
Accounts receivable		
Trade		
Third parties - net	1,466,183,811	1,465,873,779
Related parties	111,392,032	134,195,622
Non-trade		
Third parties - net	175,608,969	324,214,451
Related parties	31,855,052	108,843,339
Inventories - net	3,075,782,842	2,584,168,828
Advances and deposits	314,051,223	442,351,993
Prepaid taxes	313,925,521	128,205,077
Prepaid expenses and other current assets	77,916,990	77,745,915
Total Current Assets	7,988,834,847	6,618,136,429
NON-CURRENT ASSETS		
Claims for tax refund	225,608,298	193,478,234
Deferred tax assets - net	104,035,605	60,477,763
Investments in shares of stock	24,270,418	37,161,279
Plantations		
Mature plantations - net	204,931,651	150,963,077
Immature plantations	330,523,440	169,095,826
Property, plant and equipment - net	6,531,869,874	6,010,812,052
Deferred charges - net	217,425,711	204,210,326
Goodwill - net	245,841,894	212,405,043
Other non-current assets	835,497,521	844,058,464
Total Non-current Assets	8,720,094,412	7,882,662,063
TOTAL ASSETS	16,708,929,059	14,500,798,492

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
	Rp	Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	1,763,047,258	1,063,891,229
Trust receipts payable	726,766,180	513,221,405
Accounts payable		
Trade		
Third parties	1,523,862,449	1,305,911,958
Related parties	73,769,627	84,651,944
Non-trade		
Third parties	222,119,645	295,849,940
Related parties	9,049,566	3,949,229
Accrued expenses	747,736,056	532,267,389
Taxes payable	197,816,502	175,631,331
Current maturities of long-term debts		
Bank loans	1,524,840,404	322,811,863
Obligations under capital leases	-	194,338
Total Current Liabilities	6,789,048,687	4,278,380,835
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bonds and guaranteed notes payable - net	2,190,555,496	3,752,289,722
Bank loans	1,084,931,065	995,306,240
Obligations under capital leases	-	3,018,558
Total long-term debts	3,275,486,561	4,750,614,520
Deferred tax liabilities - net	770,123,051	578,806,764
Estimated liabilities for employee benefits	466,774,629	234,979,851
Goodwill - net	3,356,366	6,371,250
Total Non-current Liabilities	4,515,740,627	5,570,772,395
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	637,461,024	421,989,490
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,418,900	944,418,900
Additional paid-in capital	1,182,045,894	1,182,045,894
Differences in values of restructuring transactions among entities under common control	(989,440,807)	(917,740,765)
Unrealized gains on investments in marketable securities - net	87,922,746	41,591,134
Differences arising from changes in equities of Subsidiaries	151,623,890	72,131,324
Differences arising from foreign currency translations	3,001,286	5,444,746
Retained earnings		
Appropriated	50,000,000	45,000,000
Unappropriated	4,078,178,153	3,597,835,090
Treasury stock - 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,766,680,721	4,229,656,982
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,708,929,059	14,500,799,492

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2006	2005
	Rp	Rp
NET SALES	16,039,155,118	13,529,959,917
COST OF GOODS SOLD	12,261,013,667	10,230,965,283
GROSS PROFIT	3,777,142,451	3,297,994,634
OPERATING EXPENSES		
Selling	1,457,779,026	1,245,098,520
General and administrative	848,227,984	737,533,636
Total Operating Expenses	2,306,007,010	1,982,632,156
INCOME FROM OPERATIONS	1,471,135,441	1,315,362,478
OTHER INCOME / (CHARGES)		
Interest income	42,434,783	35,084,977
Interest expense and other financing charges	(835,555,145)	(864,549,292)
Gains (losses) on foreign exchange - net	84,823,568	(583,862,126)
Others - net	(7,397,070)	118,696,327
Other Charges - Net	(515,693,864)	(1,074,650,214)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	955,441,577	240,712,264
INCOME TAX BENEFIT / (EXPENSE)		
Current	(336,520,590)	(217,342,552)
Deferred	(48,837,687)	113,561,796
Income Tax Expense - Net	(385,358,287)	(103,780,956)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	570,083,310	136,931,408
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(63,974,467)	(94,733,112)
NET INCOME	506,108,843	42,198,296
EARNINGS PER SHARE		
Income from Operations	172	154
Net Income	59	5

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at September 30, 2006 and 2005 were Rp 9,235 and Rp 10,310 to US$ 1, respectively.

Jakarta, October 31, 2006

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES

GEDUNG ARIOBIMO SENTRAL, 12th Floor, Jl. HR Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 21) 5228822 Fax : 5226014/5225960

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2006 Rp	2005 Rp
CURRENT ASSETS		
Cash and cash equivalents	1,892,258,039	944,109,872
Short-term investments	529,862,369	408,427,553
Accounts receivable		
Trade		
Third parties - net	1,466,193,811	1,465,873,779
Related parties	111,392,032	134,195,522
Non-trade		
Third parties - net	175,608,969	324,214,451
Related parties	31,865,052	108,843,339
Inventories - net	3,075,782,642	2,584,169,828
Advances and deposits	314,051,223	442,351,993
Prepaid taxes	813,925,521	128,205,077
Prepaid expenses and other current assets	77,916,990	77,745,915
Total Current Assets	7,988,834,647	6,618,136,429
NON-CURRENT ASSETS		
Claims for tax refund	225,698,298	193,478,234
Deferred tax assets - net	104,035,605	60,477,763
Investments in shares of stock	24,370,419	37,161,278
Plantations		
Mature plantations - net	204,831,651	150,963,077
Immature plantations	330,523,440	169,095,826
Property, plant and equipment - net	6,531,869,874	6,010,812,052
Deferred charges - net	217,425,711	204,210,326
Goodwill - net	245,841,694	212,405,043
Other non-current assets	835,497,521	844,058,464
Total Non-current Assets	8,720,094,412	7,882,662,063
TOTAL ASSETS	16,708,929,059	14,500,798,492

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006 Rp	2005 Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	1,763,047,258	1,063,891,229
Trust receipts payable	726,766,180	513,221,405
Accounts payable		
Trade		
Third parties	1,523,862,449	1,305,911,958
Related parties	73,766,627	64,651,944
Non-trade		
Third parties	222,119,645	295,849,940
Related parties	9,049,566	3,949,229
Accrued expenses	747,736,056	532,267,389
Taxes payable	197,816,502	175,631,331
Current maturities of long-term debts		
Bank loans	1,524,840,404	322,811,863
Obligations under capital leases	-	194,338
Total Current Liabilities	6,789,048,687	4,278,380,635
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bonds and guaranteed notes payable - net	2,190,555,496	3,752,289,722
Bank loans	1,084,931,085	995,306,240
Obligations under capital leases	-	3,018,558
Total long-term debts	3,275,486,581	4,750,614,520
Deferred tax liabilities - net	770,123,051	578,806,764
Estimated liabilities for employee benefits	466,774,629	234,979,851
Goodwill - net	3,356,366	6,371,250
Total Non-current Liabilities	4,515,740,627	5,570,772,385
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	637,461,024	421,988,490
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,418,900	944,418,900
Additional paid-in capital	1,182,045,894	1,182,045,894
Differences in values of restructuring transactions among entities under common control	(989,440,807)	(917,740,765)
Unrealized gains on investments in marketable securities - net	87,922,746	41,591,134
Differences arising from changes in equities of Subsidiaries	151,623,890	72,131,324
Differences arising from foreign currency translations	3,001,286	5,444,746
Retained earnings		
Appropriated	50,000,000	45,000,000
Unappropriated	4,078,179,153	3,597,835,090
Treasury stock - 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,766,680,721	4,229,656,982
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,708,929,059	14,500,798,492

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2006 Rp	2005 Rp
NET SALES	16,039,156,119	13,529,959,917
COST OF GOODS SOLD	12,261,013,667	10,230,965,283
GROSS PROFIT	3,777,142,451	3,297,994,634
OPERATING EXPENSES		
Selling	1,457,779,026	1,245,098,520
General and administrative	848,227,984	737,533,636
Total Operating Expenses	2,306,007,010	1,982,632,156
INCOME FROM OPERATIONS	1,471,135,441	1,315,362,478
OTHER INCOME / (CHARGES)		
Interest income	42,434,783	35,064,877
Interest expense and other financing charges	(635,555,145)	(664,549,292)
Gains (losses) on foreign exchange - net	84,823,568	(563,962,126)
Others - net	(7,397,070)	118,696,327
Other Charges - Net	(515,693,864)	(1,074,650,214)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	955,441,577	240,712,264
INCOME TAX BENEFIT / (EXPENSE)		
Current	(336,520,590)	(217,342,652)
Deferred	(48,837,687)	113,561,796
Income Tax Expense - Net	(385,358,267)	(103,780,856)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	570,083,310	136,931,408
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(63,974,467)	(94,733,112)
NET INCOME	506,108,843	42,198,296
EARNINGS PER SHARE		
Income from Operations	172	154
Net Income	59	5

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at September 30, 2006 and 2005 were Rp 9,235 and Rp 10,310 to US$ 1, respectively.

Jakarta, October 31, 2006

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk


NEWS
RELEASE

FIRST PACIFIC
FIRST PACIFIC COMPANY LIMITED
GROUP CORPORATE COMMUNICATIONS
24th Floor, Two Exchange Square, 8 Connaught Place, Hong Kong
Tel: (852) 2842 4388 Email: info@firstpac.com.hk Fax: (852) 2845 9243
http: //www.firstpacco.com
(Incorporated in Bermuda with limited liability)

Announcement

Tuesday, 31 October 2006

INDOFOOD'S NINE MONTHS FINANCIAL RESULTS ENDED SEPTEMBER 30, 2006

Indofood Continues to Record Significant Sales Growth and Net Income

The attached press release was released yesterday in Jakarta by Indofood, in which the First Pacific Group holds an economic interest of 51.5 per cent.

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country. Further information on Indofood can be found at www.indofood.co.id.

* * *

For further information, please contact:

Werianty Setiawan — Tel: (62-21) 522 8822 ext. 253
Head of Investor Relations

Indofood
THE SYMBOL OF QUALITY FOODS

PRESS RELEASE

INDOFOOD'S NINE MONTHS FINANCIAL RESULTS ENDED SEPTEMBER 30, 2006

Indofood Continues to Record Significant Sales Growth and Net Income

Jakarta – 31 October 2006 - PT. Indofood Sukses Makmur Tbk. ("Indofood") today reported net sales of Rp16.0 trillion and net income of Rp506.1 billion for the nine months ended September 30, 2006.

"Our focus in revamping our distribution system and implementing continuous cost efficiency programs throughout the organization has shown very positive results", said Anthoni Salim, Indofood's President Director and CEO. "Net sales grew by 18.5% (YoY) over the same period last year, and net income improved significantly to Rp506.1 billion from Rp42.2 billion in 2005 (9 Mos)".

The Strategic Business Groups ("SBG") continued recording sustainable sales growths. Consumer Branded Products SBG, including Noodles, Nutrition and Special Foods, Snack Foods, and Food Seasonings Divisions; Bogasari SBG; Edible Oils & Fats SBG; and Distribution SBG posted sales growths of 25.6%, 14.9%, 8.1% and 32.2% respectively.

Gross and EBIT margins were 23.6% and 9.2% in 9M06, compared to 24.4% and 9.7% in 9M05. The declines were largely due to higher raw material and fuel costs , as well increases in selling and general administrative expenses. The improvement in net income resulted from strong sales and lower financing charges.

Gross and net gearing ratios slightly improved to 1.53 times and 1.13 times (31 December 2005:1.59 times and 1.36 times).

"We believe these positive trends will continue in the fourth quarter of 2006", said Anthoni Salim.

THE BOARD OF DIRECTORS
PT. INDOFOOD SUKSES MAKMUR Tbk.

PT INDOFOOD SUKSES MAKMUR Tbk

AND SUBSIDIARIES
GEDUNG ARIOBIMO SENTRAL, 12th Floor, Jl. HR Rasuna Said X-2 Kav. 5, Kuningan, Jakarta Selatan 12950, INDONESIA
Phone : (62 - 21) 5228822 Fax : 5226014/5225960

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Share Data)
(UNAUDITED)

ASSETS

	2006	2005
	Rp	Rp
CURRENT ASSETS		
Cash and cash equivalents	1,892,256,039	944,109,872
Short-term investments	529,862,369	409,427,553
Accounts receivable		
Trade		
Third parties - net	1,466,183,811	1,465,873,779
Related parties	111,392,032	134,195,622
Non-trade		
Third parties - net	175,609,969	324,214,451
Related parties	31,855,052	108,843,939
Inventories - net	3,075,792,642	2,584,168,828
Advances and deposits	314,051,223	442,351,993
Prepaid taxes	813,925,521	129,205,077
Prepaid expenses and other current assets	77,916,990	77,745,915
Total Current Assets	7,988,834,647	6,618,136,429
NON-CURRENT ASSETS		
Claims for tax refund	225,699,298	193,479,234
Deferred tax assets - net	104,035,605	60,477,763
Investments in shares of stock	24,270,418	37,161,278
Plantations		
Mature plantations - net	204,931,651	150,963,077
Immature plantations	330,523,440	169,095,826
Property, plant and equipment - net	6,531,869,874	6,010,812,052
Deferred charges - net	217,425,711	204,210,326
Goodwill - net	245,841,894	212,405,043
Other non-current assets	835,497,521	844,058,464
Total Non-current Assets	8,720,094,412	7,882,662,063
TOTAL ASSETS	16,708,929,059	14,500,798,492

LIABILITIES AND SHAREHOLDERS' EQUITY

	2006	2005
	Rp	Rp
CURRENT LIABILITIES		
Short-term bank loans and overdraft	1,763,047,258	1,063,891,229
Trust receipts payable	726,796,180	513,221,405
Accounts payable		
Trade		
Third parties	1,523,862,449	1,305,911,959
Related parties	73,789,627	64,651,944
Non-trade		
Third parties	222,119,645	295,949,940
Related parties	9,049,566	3,949,229
Accrued expenses	747,736,058	532,267,369
Taxes payable	197,816,502	175,631,331
Current maturities of long-term debts		
Bank loans	1,524,840,404	322,811,863
Obligations under capital leases	-	194,339
Total Current Liabilities	6,789,046,687	4,278,380,835
NON-CURRENT LIABILITIES		
Long-term debts - net of current maturities		
Bonds and guaranteed notes payable - net	2,190,555,496	3,752,289,722
Bank loans	1,084,931,085	995,306,240
Obligations under capital leases	-	3,018,558
Total long-term debts	3,275,486,581	4,750,614,520
Deferred tax liabilities - net	770,123,051	578,806,764
Estimated liabilities for employee benefits	466,774,629	234,979,851
Goodwill - net	3,356,366	6,371,250
Total Non-current Liabilities	4,515,740,627	5,570,772,385
MINORITY INTERESTS IN NET ASSETS OF SUBSIDIARIES	637,461,024	421,988,490
SHAREHOLDERS' EQUITY		
Capital stock - Rp 100 par value		
Authorized - 30,000,000,000 shares		
Issued and fully paid - 9,444,189,000 shares	944,418,900	944,418,900
Additional paid-in capital	1,182,045,894	1,182,045,894
Differences in values of restructuring transactions among entities under common control	(969,440,807)	(917,740,765)
Unrealized gains on investments in marketable securities - net	87,922,746	41,591,134
Differences arising from changes in equities of Subsidiaries	151,623,890	72,131,324
Differences arising from foreign currency translations	3,001,286	5,444,746
Retained earnings		
Appropriated	50,000,000	45,000,000
Unappropriated	4,079,178,153	3,597,835,090
Treasury stock - 915,600,000 shares	(741,069,341)	(741,069,341)
Net Shareholders' Equity	4,766,680,721	4,229,656,982
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	16,708,929,059	14,500,798,492

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(Amounts in Thousands of Rupiah, except Earnings per Share)
(UNAUDITED)

	2006	2005
	Rp	Rp
NET SALES	16,039,156,118	13,528,959,917
COST OF GOODS SOLD	12,261,013,667	10,230,965,283
GROSS PROFIT	3,777,142,451	3,297,994,634
OPERATING EXPENSES		
Selling	1,457,779,026	1,245,098,520
General and administrative	848,227,984	737,533,636
Total Operating Expenses	2,306,007,010	1,982,632,156
INCOME FROM OPERATIONS	1,471,135,441	1,315,362,479
OTHER INCOME / (CHARGES)		
Interest income	42,434,783	35,064,877
Interest expense and other financing charges	(635,555,145)	(664,549,292)
Gains (losses) on foreign exchange - net	84,823,568	(563,862,126)
Others - net	(7,397,070)	118,696,327
Other Charges - Net	(515,693,864)	(1,074,650,214)
INCOME BEFORE INCOME TAX BENEFIT / (EXPENSE)	955,441,577	240,712,264
INCOME TAX BENEFIT / (EXPENSE)		
Current	(336,520,590)	(217,342,652)
Deferred	(48,837,697)	113,561,796
Income Tax Expense - Net	(385,358,267)	(103,780,856)
INCOME BEFORE MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	570,083,310	136,931,408
MINORITY INTERESTS IN NET EARNINGS OF SUBSIDIARIES - Net	(63,974,467)	(94,733,112)
NET INCOME	506,108,843	42,198,296
EARNINGS PER SHARE		
Income from Operations	172	154
Net Income	59	5

Notes : 1. Earnings per share is computed based on the weighted average number of outstanding shares during the periods.
2. The foreign exchange rates used at September 30, 2006 and 2005 were Rp 9,235 and Rp 10,310 to US$ 1, respectively.

Jakarta, October 31, 2006

The Board of Directors
PT INDOFOOD SUKSES MAKMUR Tbk